UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed to file a corrected version of Canada Goose Holdings Inc.’s (the “Company”) earnings press release, which was originally filed as Exhibit 99.5 to the Company’s Current Report on Form 6-K filed on November 1, 2023. The release has been corrected to include the previously omitted disclosure of the Revolving Facility on the Condensed Consolidated Statements of Financial Position originally attached to the release.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corrected Press release of Canada Goose Holdings Inc., dated November 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ Jonathan Sinclair

	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer
Date: November 2, 2023